FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of June 7, 2010

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
46a, Avenue John F. Kennedy
L-1855 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓  Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes__ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains summary of the resolutions adopted in the Annual General Meeting of Shareholders (the “Meeting”) of Tenaris S.A. (the “Company”) held on June 2, 2010 at 46A, Avenue John F. Kennedy L-1855, Luxembourg at 11:00 hrs.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 7, 2010

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Summary of the resolutions adopted in the Annual General Meeting of Shareholders (the “Meeting”) of Tenaris S.A. (the "Company") held on June 2, 2010, at 46A, Avenue John F. Kennedy L-1855, Luxembourg at 11:00 a.m. (C.E.T.)

1. Consideration of the Board of Directors’ management report and certifications and the independent auditors’ reports on the Company’s consolidated financial statements for the years ended December 31, 2009, 2008 and 2007, and the Company’s annual accounts as at December 31, 2009.

The Meeting resolved to approve the Board of Directors’ combined management report and certifications and the independent auditors’ reports on the Company’s consolidated financial statements for the years ended December 31, 2009, 2008, 2007 and the Company´s annual accounts as at December 31, 2009.

2. Approval of the Company’s consolidated financial statements for the years ended December 31, 2009, 2008 and 2007.

The Meeting resolved to approve the Company’s consolidated financial statements for the years ended December 31, 2009, 2008 and 2007.

3. Approval of the Company’s annual accounts as at December 31, 2009.

The Meeting resolved to approve the Company’s annual accounts as at December 31, 2009.

4. Allocation of results and approval of dividend payment for the year ended December 31, 2009.

The Meeting resolved (i) to approve a dividend for the year ended December 31, 2009, payable in U.S. dollars on June 24, 2010, in the aggregate amount of USD0.34 per share currently issued and outstanding (or USD0.68 per ADR currently issued and outstanding), which dividend includes the interim dividend of USD0.13 per share (or USD0.26 per ADR) paid on November 26, 2009, from profits of the nine-month period ended September 30, 2009, (ii) to authorise the Board of Directors to determine or amend, in its discretion, the terms and conditions of the dividend payment, including the applicable record date, (iii) that the dividend payment in the amount of USD0.21 per share currently issued and outstanding (or USD0.42 per ADR currently issued and outstanding) pursuant to this resolution be made out of profits of the year ended December 31, 2009, and (iv) that the balance of the 2009 fiscal year’s profits be allocated to the Company’s retained earnings account.

5. Discharge to the members of the Board of Directors for the exercise of their mandate during the year ended December 31, 2009.

The Meeting approved the proposal to discharge all of those who were members of the Board of Directors during the year ended December 31, 2009, from any liability in connection with the management of the Company’s affairs during such year.

6. Consideration of the Board of Directors’ management report and certifications and the independent auditors’ reports on the Company’s consolidated financial statements for the years ended December 31, 2009, 2008 and 2007, and the Company’s annual accounts as at December 31, 2009.

The Meeting resolved to approve the Board of Directors’ combined management report and certifications and the independent auditors’ reports on the Company’s consolidated financial statements for the years ended December 31, 2009, 2008, 2007 and the Company´s annual accounts as at December 31, 2009.

7. Approval of the Company’s consolidated financial statements for the years ended December 31, 2009, 2008 and 2007.

The Meeting resolved to approve the Company’s consolidated financial statements for the years ended December 31, 2009, 2008 and 2007.

8. Approval of the Company’s annual accounts as at December 31, 2009.

The Meeting resolved to approve the Company’s annual accounts as at December 31, 2009.

9. Allocation of results and approval of dividend payment for the year ended December 31, 2009.

The Meeting resolved (i) to approve a dividend for the year ended December 31, 2009, payable in U.S. dollars on June 24, 2010, in the aggregate amount of USD0.34 per share currently issued and outstanding (or USD0.68 per ADR currently issued and outstanding), which dividend includes the interim dividend of USD0.13 per share (or USD0.26 per ADR) paid on November 26, 2009, from profits of the nine-month period ended September 30, 2009, (ii) to authorise the Board of Directors to determine or amend, in its discretion, the terms and conditions of the dividend payment, including the applicable record date, (iii) that the dividend payment in the amount of USD0.21 per share currently issued and outstanding (or USD0.42 per ADR currently issued and outstanding) pursuant to this resolution be made out of profits of the year ended December 31, 2009, and (iv) that the balance of the 2009 fiscal year’s profits be allocated to the Company’s retained earnings account.

10. Discharge to the members of the Board of Directors for the exercise of their mandate during the year ended December 31, 2009.

The Meeting approved the proposal to discharge all of those who were members of the Board of Directors during the year ended December 31, 2009, from any liability in connection with the management of the Company’s affairs during such year.

11. Election of the members of the Board of Directors.

The Meeting approved the proposal to maintain the number of members of the Board of Directors at ten and to re-appoint all of the current members of the Board of Directors to the Board of Directors, namely Mr. Roberto Bonatti, Mr. Carlos Condorelli, Mr. Carlos Franck, Mr. Roberto Monti, Mr. Gianfelice Mario Rocca, Mr. Paolo Rocca, Mr. Jaime Serra Puche, Mr. Alberto Valsecchi, Mr. Amadeo Vázquez y Vázquez and Mr. Guillermo Vogel, each to hold office until the next annual general meeting of shareholders that will be convened to decide on the 2010 accounts.

12. Compensation of the members of the Board of Directors.

The Meeting resolved that each of the members of the Board of Directors receive an amount of USD70,000 as compensation for their services during the fiscal year 2010; and that the members of the Board of Directors who are members of the Audit Committee receive an additional fee of USD50,000 and that the Chairman of such Audit Committee receive, further, an additional fee of USD10,000.

13. Appointment of the independent auditors for the fiscal year ending December 31, 2010, and approval of their fees.

The Meeting resolved to (i) appoint PricewaterhouseCoopers (acting, in connection with the Company’s annual accounts and annual consolidated financial statements required under Luxembourg law, through PricewaterhouseCoopers S.àr.l., Réviseur d'entreprises agréé, and, in connection with the Company’s annual and interim consolidated financial statements required under the laws of any other relevant jurisdiction, through Price Waterhouse & Co. S.R.L.) as the Company’s independent auditors for the fiscal year ending December 31, 2010, to be engaged until the next annual general meeting of shareholders that will be convened to decide on the 2010 accounts; and (ii) approve the independent auditors’ fees for audit, audit-related and other services to be rendered during the fiscal year ending December 31, 2010, broken-down into five currencies (Argentine Pesos, Brazilian Reais, Euro, Mexican Pesos and U.S. Dollars), up to a maximum amount for each currency equal to ARS7,533,962, BRL345,000, EUR472,297, MXN4,237,309 and USD1,408,735, and to authorise the Audit Committee to approve any increase or reallocation of the independent auditors’ fees as may be necessary, appropriate or desirable under the circumstances.

14. Authorisation to the Company, or any subsidiary, to from time to time purchase, acquire or receive shares of the Company, in accordance with Article 49-2 of the Luxembourg law of 10 August 1915 and with applicable laws and regulations.

The Meeting resolved to cancel the authorisation granted to the Company and to the Company’s subsidiaries to acquire, from time to time, shares, including shares represented by ADRs (collectively, “Securities”), granted by the general meeting of shareholders held on June 3, 2009 and to grant a new authorisation to the Company and to the Company’s subsidiaries to purchase, acquire or receive, from time to time, Securities, on the following terms and conditions:

1.           Purchases, acquisitions or receptions of Securities may be made in one or more transactions as the Board of Directors or the board of directors or other governing bodies of the relevant entity, as applicable, considers advisable.

2.           The maximum number of Securities acquired pursuant to this authorisation may not exceed 10% of the Company’s issued and outstanding shares or, in the case of acquisitions made through a stock exchange in which the Securities are traded, such lower amount as may not be exceeded pursuant to any applicable laws or regulations of such market. The number of Securities acquired as a block may amount to the maximum permitted amount of purchases.

3.           The purchase price per share to be paid in cash may not exceed 125% (excluding transaction costs and expenses), nor may it be lower than 75% (excluding transaction costs and expenses), in each case of the average of the closing prices of the Company’s Securities in the stock exchange through which the Company’s Securities are acquired, during the five trading days in which transactions in the Securities were recorded in such stock exchange preceding (but excluding) the day on which the Company’s Securities are acquired.  For over-the-counter or off-market transactions, the purchase price per ADR to be paid in cash may not exceed 125% (excluding transaction costs and expenses), nor may it be lower than 75% (excluding transaction costs and expenses), in each case of the average of the closing prices of the Company’s ADRs in the New York Stock Exchange during the five trading days in which transactions in ADRs were recorded in the New York Stock Exchange preceding (but excluding) the day on which the Company’s ADRs are acquired; and, in the case of acquisition of Securities, other than in the form of ADRs, such maximum and minimum purchase prices shall be calculated based on the number of underlying shares represented by such ADRs. Compliance with maximum and minimum purchase price requirements in any and all acquisitions made pursuant to this authorisation (including, without limitation, acquisitions carried out through the use of derivative financial instruments or option strategies) shall be determined on and as of the date on which the relevant transaction is entered into, irrespective of the date on which the transaction is to be settled.

4.           The above maximum and minimum purchase prices shall, in the event of a change in the par value of the shares, a capital increase by means of a capitalization of reserves, a distribution of shares under compensation or similar programs, a stock split or reverse stock split, a distribution of reserves or any other assets, the redemption of capital, or any other transaction impacting on the Company’s equity be adapted automatically, so that the impact of any such transaction on the value of the shares shall be reflected.

5.           The acquisitions of Securities may not have the effect of reducing the Company’s net assets below the sum of the Company’s capital stock plus its undistributable reserves.

6.           Only fully paid-up Securities may be acquired pursuant to this authorisation.

7.           The acquisitions of Securities may be carried out for any purpose, as may be permitted under applicable laws and regulations, including without limitation to reduce the share capital of the Company, to offer such shares to third parties in the context of corporate mergers or acquisitions of other entities or participating interests therein, for distribution to the Company’s or the Company’s subsidiaries’ directors, officers or employees or to meet obligations arising from convertible debt instruments.

8.           The acquisitions of Securities may be carried out by any and all means, as may be permitted under applicable laws and regulations, including through any stock exchange in which the Company’s Securities are traded, through public offers to all shareholders of the Company to buy Securities, through the use of derivative financial instruments or option strategies, or in over the counter or off-market transactions or in any other manner.

9.           The acquisitions of Securities may be carried out at any time, during the duration of the authorisation, including during a tender offer period, as may be permitted under applicable laws and regulations.

10.           The authorisation granted to acquire Securities shall be valid for such maximum period as may be provided for under applicable Luxembourg law as in effect from time to time (such maximum period being, as of to date, 5 years).

11.           The acquisitions of Securities shall be made at such times and on such other terms and conditions as may be determined by the Board of Directors or the board of directors or other governing bodies of the relevant entity, provided that, any such purchase shall comply with Article 49-2 et.seq. of the Luxembourg law of August 10, 1915 on commercial companies (or any successor law) and, in the case of acquisitions of Securities made through a stock exchange in which the Company’s Securities are traded, with any applicable laws and regulations of such market.

The Meeting further resolved to grant all powers to the Board of Directors and to the board of directors or other governing bodies of the Company’s subsidiaries, in each case with powers to delegate in accordance with applicable laws, the Articles or the articles of association of other applicable organizational documents of the relevant Company’s subsidiary, to decide on and implement this authorisation, to define, if necessary, the terms and procedures for carrying out any purchase, acquisition or reception of Securities, and, in particular, to place any stock exchange orders, conclude any agreements, including for keeping registers of purchases and sales of Securities, make any declarations to the applicable regulatory authorities, carry out all formalities and, generally, do all such other acts and things as may be necessary, appropriate or desirable under the circumstances. The Meeting also resolved to authorise the Board of Directors to delegate to its Chairman, with the latter having the option to sub-delegate to any other person(s), the performance of the actions entrusted to the Board of Directors, pursuant to, or in connection with, this authorisation.

15. Authorisation to the Board of Directors to cause the distribution of all shareholder communications, including its shareholder meeting and proxy materials and annual reports to shareholders, by such electronic means as is permitted by any applicable laws or regulations.

The Meeting resolved to authorise the Board of Directors to cause the distribution of all shareholder communications, including its shareholder meeting and proxy materials and annual reports to shareholders (either in the form of a separate annual report containing financial statements of the Company and its consolidated subsidiaries or in the form of an annual report on Form 20-F or similar document, as filed with the securities authorities or stock markets) by such electronic means as are permitted or required by any applicable laws or regulations (including any interpretations thereof), including, without limitation, by posting such communication on the Company’s website, or by sending electronic communications (e-mails) with attachment(s) in a widely used format or with a hyperlink to the applicable filing by the Company on the website of the above referred authorities or stock markets, or by any other existing or future electronic means of communication as is or may be permitted by any applicable laws or regulations.